Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 6 DATED january 22, 2013
TO THE PROSPECTUS DATED october 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 1 dated October 26, 2012, Supplement No. 2 dated November 13, 2012, Supplement No. 3 dated December 18, 2012, Supplement No. 4 dated December 31, 2012, and Supplement No. 5 dated January 4, 2013. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•         the status of the offering;

•         the acquisition of a portfolio of six shopping centers located in the Atlanta area; and

•         information regarding our current leverage ratio.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of January 18, 2013, we had raised aggregate gross offering proceeds of approximately $149.3 million from the sale of approximately 15.2 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisitions

On January 15, 2012, we, through a wholly-owned subsidiary, purchased a portfolio consisting of six shopping centers containing approximately 507,668 total rentable square feet located on a total of approximately 66.3 acres of land in the Atlanta, Georgia area for approximately $60.5 million, exclusive of closing costs.  The individual properties in the Atlanta Portfolio are located in:  Acworth, Georgia; Ellenwood, Georgia; Alpharetta, Georgia; Buford, Georgia; Mableton, Georgia; and McDonough, Georgia.  We funded the purchase price with proceeds from a revolving credit facility with KeyBank National Association and proceeds from this offering.  The Atlanta Portfolio was purchased from Equity One, Inc., a Maryland corporation, which is not affiliated with us, our advisor or our sub-advisor.

The Atlanta Portfolio is 90.1% leased to 75 tenants, including five Kroger grocery stores and one Publix grocery store, which occupy approximately 59.5% and 7.7%, respectively, of the total rentable square feet of the entire Atlanta Portfolio.

Based on the current condition of the properties in the Atlanta Portfolio, our management does not believe that it will be necessary to make significant renovations to the properties. Our management believes the properties in the Atlanta Portfolio are all adequately insured.

The weighted-average year-one yield of real estate properties we have acquired during the 12 months ending January 15, 2012, including the Atlanta Portfolio, is approximately 7.8%. The year-one yield is equal to the estimated first-year net operating income of the property divided by the purchase price of the property, excluding closing costs and acquisition fees. Estimated first-year net operating income on our real estate investments is total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time we acquire the property on a straight-line basis, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property. Estimated first-year net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and company-level general and administrative expenses. Historical operating income for these properties is not necessarily indicative of future operating results.

Use of Leverage

As of January 15, 2013, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, was approximately 55.5%.